UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 2, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

(I) POLL RESULTS OF

THE 2019 FIRST EXTRAORDINARY GENERAL MEETING HELD ON 31 DECEMBER 2019;

(II) AMENDMENTS TO THE ARTICLES,

THE RULES FOR PROCEDURES FOR GENERAL MEETINGS AND THE RULES FOR THE MEETING OF

THE SUPERVISORY COMMITTEE; AND

(III) CHANGE OF DIRECTORS AND SUPERVISORS

The Board hereby announces the poll results of the 2019 first EGM held in Shanghai, the PRC on Tuesday, 31 December 2019.

Reference is made to (1) the meeting materials (the “Meeting Materials”) published on 13 December 2019 regarding the 2019 first extraordinary general meeting of China Eastern Airlines Corporation Limited (the “Company”); (2) the notice of the 2019 first extraordinary general meeting of the Company (the “Notice”) dated 30 September 2019 and the circular of the Company dated 30 September 2019 (the “Circular”), in relation to, among others, (i) proposed amendments to the articles of association of the Company (the “Articles”); (ii) proposed amendments to the rules for procedures for general meetings of the Company (the “Rules for Procedures for General Meetings”); (iii) proposed amendments to the rules for the meeting of the supervisory committee of the Company (the “Rules for the Meeting of the Supervisory Committee”); and (iv) the daily connected transactions of the Company for 2020-2022; and (3) the supplemental notice (the “Supplemental Notice”) of the 2019 first extraordinary general meeting of the Company dated 12 December 2019 in relation to the proposed election of the Directors and independent non-executive Directors of the ninth session of the Board of the Company and the Supervisors of the ninth session of the Supervisory Committee of the Company.

Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular and the Supplemental Notice.

RESULTS OF THE EGM

The 2019 first extraordinary general meeting (the “EGM”) was held at The QUBE Hotel Shanghai Hongqiao ( 上海虹橋綠地鉑驪酒店 ), No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the PRC on Tuesday, 31 December 2019. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the People’s Republic of China and the Articles.

As at the date of the EGM, the aggregate number of shares in issue of the Company was 16,379,509,203, including 11,202,731,426 A shares and 5,176,777,777 H shares. As disclosed in the Circular, China Eastern Air Holding Company (“CEA Holding”) directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 49.80% of the issued share capital of the Company and therefore CEA Holding and its associate(s) are connected persons of the Company. Accordingly, CEA Holding and its associate(s) (i.e., CES Finance Holding Co., Limited ( 東航金控有限責任公司 ) and CES Global Holdings (Hong Kong) Limited ( 東航國際控股 ( 香港 ) 有限公司 ) will abstain from voting on resolution 4 at the EGM.

As such, the aggregate number of shares entitling Shareholders to attend the EGM and vote for or against or abstain from voting on resolution 4 was 5,672,491,426 A shares and 2,550,537,777 H shares, representing approximately 50.63% and 49.27% of the Company’s A shares and H shares in issue, respectively; the aggregate number of shares entitling Shareholders to attend the EGM and vote for or against or abstain from voting on resolutions 1, 2, 3, 5, 6 and 7 was 16,379,509,203, representing 100% of the Company’s total share capital in issue.

Saved as disclosed above, there were no shares entitling the Shareholders to attend the EGM and abstain from voting in favour of the resolutions proposed at the EGM as set out in Rule 13.40 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Each resolution proposed for approval at the EGM was taken by poll.

Shareholders and their proxies, together holding 12,154,186,370 shares of the Company, representing approximately 74.2036% of the Company’s share capital in issue, attended the EGM or participated in online voting.

POLL RESULTS OF THE EGM

The poll results at the EGM were set out as follows:

Total number of shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
1.	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the articles of association of the Company.”	12,153,178,057 (99.9966%)	411,713 (0.0034%)	6,000 (0.0000%)
2	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the rules for procedures for general meetings of the Company.”	12,153,176,157 (99.9966%)	27,713 (0.0002%)	390,000 (0.0032%)
3	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the rules for the meeting of the supervisory committee of the Company.”	12,153,559,557 (99.9997%)	27,713 (0.0002%)	6,000 (0.0001%)
4.00	Ordinary resolution: “THAT, to consider and approve the daily connected transactions of the Company for 2020–2022.”
	4.01 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on financial services of the Company.”	3,720,149,862 (93.0611%)	277,380,258 (6.9388%)	6,000 (0.0001%)
	4.02 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on import and export services of the Company.”	3,997,515,157 (99.9992%)	24,963 (0.0006%)	6,000 (0.0002%)
	4.03 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on flight complementary services of the Company.”	3,997,505,157 (99.9992%)	27,463 (0.0007%)	6,000 (0.0001%)
	4.04 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on catering supply services of the Company.”	3,997,504,107 (99.9991%)	28,513 (0.0007%)	6,000 (0.0002%)
	4.05 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on property leasing services of the Company.”	3,997,466,857 (99.9993%)	23,263 (0.0006%)	6,000 (0.0001%)

Total number of shares represented by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
	4.06 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on advertising agency services of the Company.”	3,997,079,007 (99.9990%)	33,263 (0.0008%)	6,000 (0.0002%)
	4.07 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on aircraft finance lease services of the Company.”	3,997,516,857 (99.9993%)	23,263 (0.0006%)	6,000 (0.0001%)
	4.08 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on aircraft and aircraft engine operating lease services of the Company.”	3,997,499,357 (99.9993%)	23,263 (0.0006%)	6,000 (0.0001%)
	4.09 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on freight logistics support services and cargo terminal business support services of the Company.”	3,997,499,357 (99.9993%)	23,263 (0.0006%)	6,000 (0.0001%)

4.10 Ordinary resolution: “THAT, to consider and approve the daily connected transactions on bellyhold space services of the Company (which comprise the contractual operation agreement and the operation cost agreement).”

		3,997,119,357 (99.9901%)	390,763 (0.0098%)	6,000 (0.0001%)

Total number of shares represented by votes (Approximate %*)
Number of votes
RESOLUTIONS
5.00	Ordinary resolution: “THAT, to consider and approve the election of the Directors of the ninth session of the Board of the Company”
	5.01 Ordinary resolution: “THAT, to consider and approve the election of Mr. Liu Shaoyong as a Director of the ninth session of the Board of the Company”	12,073,669,339 (99.3375%)
	5.02 Ordinary resolution: “THAT, to consider and approve the election of Mr. Li Yangmin as a Director of the ninth session of the Board of the Company”	12,141,229,014 (99.8934%)

Total number of shares represented by votes (Approximate %*)
Number of votes
RESOLUTIONS
	5.03 Ordinary resolution: “THAT, to consider and approve the election of Mr. Tang Bing as a Director of the ninth session of the Board of the Company”	12,140,433,014 (99.8868%)
	5.04 Ordinary resolution: “THAT, to consider and approve the election of Mr. Wang Junjin as a Director of the ninth session of the Board of the Company”	12,140,396,370 (99.8865%)
6.00	Ordinary resolution: “THAT, to consider and approve the election of the independent non- executive Directors of the ninth session of the Board of the Company”
	6.01 Ordinary resolution: “THAT, to consider and approve the election of Mr. Lin Wanli as an independent non-executive Director of the ninth session of the Board of the Company”	12,141,052,972 (99.8919%)
	6.02 Ordinary resolution: “THAT, to consider and approve the election of Mr. Shao Ruiqing as an independent non-executive Director of the ninth session of the Board of the Company”	12,134,806,528 (99.8406%)
	6.03 Ordinary resolution: “THAT, to consider and approve the election of Mr. Cai Hongping as an independent non- executive Director of the ninth session of the Board of the Company”	12,139,708,682 (99.8809%)
	6.04 Ordinary resolution: “THAT, to consider and approve the election of Mr. Dong Xuebo as an independent non-executive Director of the ninth session of the Board of the Company”	12,139,101,572 (99.8759%)

Total number of shares represented by votes (Approximate %*)
Number of votes
RESOLUTIONS
7.00	Ordinary resolution: “THAT, to consider and approve the election of the Supervisors of the ninth session of the Supervisory Committee of the Company”
	7.01 Ordinary resolution: “THAT, to consider and approve the election of Mr. Xi Sheng as a Supervisor of the ninth session of the Supervisory Committee of the Company”	12,137,894,910 (99.8660%)
	7.02 Ordinary resolution: “THAT, to consider and approve the election of Mr. Fang Zhaoya as a Supervisor of the ninth session of the Supervisory Committee of the Company”	12,124,862,639 (99.7587%)

*	The percentage of voting is based on the total number of shares held by Shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.
*	Cumulative voting is adopted in respect of resolutions 5, 6 and 7. All said resolutions are passed.

Please refer to the Meeting Materials, the Circular and the Supplemental Notice for details of the above resolutions.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes. All of the ordinary resolutions were passed by one-half or more of votes.

Ernst & Young, the auditor of the Company, was appointed as the scrutineer for the purpose of vote-taking at the EGM.

Note:

The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

AMENDMENTS TO THE ARTICLES, THE RULES FOR PROCEDURES FOR GENERAL MEETINGS AND THE RULES FOR THE MEETING OF THE SUPERVISORY COMMITTEE

Reference is made to the Circular, in relation to, among others, the proposed amendments to the Articles, Rules for Procedures for General Meetings and Rules for the Meeting of the Supervisory Committee. The Board announces that, as passed in resolutions 1, 2 and 3 at the EGM, the respective amendments to the Articles, Rules for Procedures for General Meetings and Rules for the Meeting of the Supervisory Committee have become effective from 31 December 2019. Please refer to the full version of the Articles, Rules for Procedures for General Meetings and Rules for the Meeting of the Supervisory Committee dated 31 December 2019 published on the websites of the Hong Kong Stock Exchange and the Company.

CHANGE OF DIRECTORS

The Board announces that Mr. Wang Junjin has been appointed as a Director and a member of each of the Nomination and Remuneration Committee and the Planning and Development Committee (in place of Mr. Shao Ruiqing); and Mr. Dong Xuebo has been appointed as an independent non- executive Director and a member of each of the Nomination and Remuneration Committee and the Planning and Development Committee (in place of Mr. Yuan Jun), with effect from 31 December 2019 upon conclusion of the EGM.

The Board further announces that Mr. Lin Wanli has been appointed as (i) a member of the Nomination and Remuneration Committee, and will chair the Nomination and Remuneration Committee when considering and passing remuneration related matters (in place of Mr. Ma Weihua); and (ii) a member of the Audit and Risk Management Committee (in place of Mr. Shao Ruiqing); Mr. Shao Ruiqing has been appointed as the chairman of the Audit and Risk Management Committee (in place of Mr. Li Ruoshan) and a member of the Aviation Safety and Environment Committee (in place of Mr. Li Ruoshan); Mr. Yuan Jun has been appointed as a member of the Aviation Safety and Environment Committee (in place of Mr. Lin Wanli).

The Board further announces that as the term of office of the eighth session of the Board expired at the conclusion of the EGM and the Company has completed the nomination for candidates of Directors of the new session of the Board, Mr. Li Ruoshan has ceased to act as an independent non- executive Director, the chairman of the Audit and Risk Management Committee and a member of the Aviation Safety and Environment Committee of the Company and Mr. Ma Weihua has ceased to act as an independent non-executive Director and a member of the Nomination and Remuneration Committee of the Company with effect from 31 December 2019.

Each of Mr. Li Ruoshan and Mr. Ma Weihua confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the Shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Li Ruoshan and Mr. Ma Weihua for their contributions to the Company during their tenures of office.

For details of the biographical details of each Director of the ninth session of the Board and changes of other major executive functions or responsibilities of the Directors, please refer to: (i) the Supplemental Notice; and (ii) the announcement of the Company dated 31 December 2019.

CHANGE OF SUPERVISOR

The Company announces that Mr. Fang Zhaoya has been appointed as a Supervisor of the Company, with effect from 31 December 2019 upon conclusion of the EGM.

The Company further announces that as the term of office of the eighth session of the Supervisory Committee expired at the conclusion of the EGM, and the Company has completed the nomination for candidates of Supervisors of the new session of the Supervisory Committee, Mr. Li Jinde has ceased to act as a Supervisor of the Company with effect from 31 December 2019.

Mr. Li Jinde confirms that there is no disagreement between him and the Board and the Supervisory Committee and there is no matter relating to his resignation that needs to be brought to the attention of the Shareholders of the Company. The Board and the Supervisory Committee would like to express its sincere gratitude to Mr. Li Jinde for his contributions to the Company during his tenure of office.

For details of the biographical details of each Supervisor of the ninth session of the Supervisory Committee, please refer to: (i) the Supplemental Notice; (ii) the announcement of the Company dated 31 December 2019.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 31 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).